QUARTERLY REPORT
for the period ended 30 June 2009

HIGHLIGHTS

FINANCIAL
-	Cash reserves at AUD 1.8 million.
-	Sales revenue from oil sales higher despite lower volumes, a result of the recent strengthening in the US oil price.
-	Cash receipts from sales of AUD 0.93 million for the quarter.

OPERATIONAL
-	Sabretooth Prospect (onshore Gulf Coast Basin, Brazoria County Texas) has been choked back because of low gas prices and is currently producing at 2.5 MMcf/d.
-	Leasing activities in Texas are proceeding to enable three quality 3D supported prospects to be drilled in late 2009 and early 2010.
-
Competitor activity in the Denver Julesburg Basin indicates a growing interest in the development of the Sharon Springs Formation, which was proven to be productive (at sub economic rates) in the London Flats well drilled by Samson in 2006.

DRILLING PROGRAMME 2009

Wyoming – Greater Green River Basin - Jonah Field (Southern Portion)
Samson 21% Working Interest in 240 acres
The two additional development wells, which were originally planned for drilling in the summer of 2008, are expected to be drilled in late 2009, subject to financing.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Following the success in the Davis Bintliff #1 well, Samson has indentified three additional prospects within the Onshore Gulf Coast Basin and is in the process of acquiring additional leases to facilitate the drilling of three exceptional low risk exploratory targets.

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

PROJECTS
TEXAS – ONSHORE GULF COAST BASIN
Sabretooth - Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well was produced at a lower rate than during the previous quarter because of low commodity prices. The operator has maintained a rate of around 2.8 MMcf/d and 37 bo/d.

NORTH DAKOTA –WILLISTON BASIN      North Stockyard Project
Samson various Working Interests
Samson has a 34.5% working interest in the Harstad #1-15H well, which was worked over with the installation of a redesigned rod string. The well has been producing at around 65 bo/d from the Bluell Formation, which is at a higher rate than expected.

The Leonard #1-23H well (10% working interest) was drilled as a horizontal lateral into the middle Bakken Formation, which is productive in the region. The well was stimulated and has been in production since early January. The well was worked over and a new down hole assembly run to ensure that the gas volumes would be handled more efficiently with the pump configuration. The work over was successful in improving the production rate, which has been around 70 bo/d and 150 Mcf/d during the quarter. The oil cut has been consistent at 70%.

However, this rate is below expectation and the operational difficulties that resulted in the stimulation fluid remaining in the productive interval for a period of 45 days was not conducive to an effective stimulation. The rock unit contains considerable clay and therefore it is highly likely that the fluid being retained has damaged the reservoir capacity to transmit fluids.

NEW MEXICO - WESTERN PERMIAN BASIN

State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. Within the field the State GC #1 well has a current cumulative production of 552,597 barrels of oil and 0.771 Bcf of gas

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

Samson has an interest in two producing wells in the field and production during the quarter was consistent with our internal reserve reports at a gross 70 bo/d.

WYOMING- GREATER GREEN RIVER BASIN

The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional low permeability gas reservoirs and an emerging shale gas play located within the Upper Cretaceous Baxter Shale.

Rock Springs West Project
Samson currently holds 10,872 acres following the expiration of 19,878 acres during the quarter in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects: the most active currently is in the Rubicon and the Greens Canyon areas.

Rubicon
Samson 50% Working Interest
In the Rubicon area Samson holds 6,400 acres and during the quarter a dispute was settled with Devon Energy. The dispute concerned the acquisition of the Rubicon 3D seismic grid. This has resulted in the Exploration Agreement being renegotiated with Samson retaining a 25% equity in its leases and being free carried in the seismic acquisition operation. The seismic data is due to be delivered to Samson at the end of July 2009 at which point it will be interpreted to determine the location and orientation of fracture systems within the Baxter Shale.

Samson’s leases are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 MMc/fd from the Baxter Shale.

As previously reported Devon has drilled a 16,000 foot vertical test at their sole cost in a section immediately adjacent to the Samson leases. Whilst Samson has no direct knowledge of Devon’s intentions, it is understood this well will be subsequently drilled as a horizontal well to investigate the productive capacity of the Baxter Shale.

Lookout Wash Field
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin, which is also part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from the Cretaceous Almond Bar sandstone, which is a stratigraphic trap. Recent geologic mapping has suggested that this unit can be developed further as a thick porous reservoir extends to the east of the existing well development.

Production during the quarter was at a gross 6 MMcf/d and was not interrupted and was in line with internal expectations.

Jonah Field
Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA and has produced in excess of 1.0 trillion cubic feet of gas since production commenced in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field. Two of these locations are to be drilled during the later part of 2009, subject to financing.

Production from the field during the quarter has been in line with expectation at a gross 3 MMcf/d.

WYOMING DENVER-JULESBERG BASIN

Samson holds a significant land position (40,000 net acres) in the Denver Julesberg Basin (DJ Basin) and drilled the London Flats well in 2006. This well produced at sub economic rates of 12 bo/d from an interval within the Sharon Springs Formation, which returned significant oil shows when drilled and was subsequently fracture stimulated.

Given the technological development of horizontal completions that have been made in the various North American shale plays, it is expected that a horizontal lateral will be drilled from the London Flats well to investigate its productive capacity, subject to either financing or a farmout.
One of the industry leaders in the development of the Bakken Shale in the Williston Basin, North Dakota has taken a land position in the region and has “staked” a well location 20 miles south of Samson’s leases to investigate the Sharon Springs Formation.

PRODUCTION

June Quarterly Production and Cash flow:

	GAS Mcf	GAS AUD	OIL Bbls	OIL AUD	TOTAL AUD
March 2009 Quarter*	170,884	843,010	6,560	334,405	1,177,415
June 2009 Quarter**	173,489	582,043	5,320	376,023	958,066

In some cases revenue is yet to be received and is therefore an estimate
* Average Exchange Rate for Mar Qtr AUD:USD 0.67
**Average Exchange Rate for Jun Qtr AUD:USD 0.76

Average commodity prices:

	GAS USD/Mcf	OIL USD/Bbl
March 2009 Quarter	$3.30	$34.15
June 2009 Quarter	$2.55	$53.71

OTHER ACTIVITIES

Interests in Listed Companies
Samson holds shares in a number of listed companies. These investments will continue to be realized during the coming quarters.

FINANCIAL

Hedges
Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume - barrels	Price per Barrel – USD
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00

January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

By using a combination of a put and a call, Samson is fixing a floor for the remainder of 2009 at $46.00 a barrel and for 2010 at $53.00 a barrel while still allowing participation in upward movements in the price of oil.  Samson has reduced the volumes associated with the calls in order to limit the volume of oil which will have a fixed price of $55.00 for the remainder of 2009 and $62.00 for 2010.

Natural Gas – Fixed Forward Swap priced at CIG

Date	Volume - MMbtu	Price per MMbtu – USD
April 2009 – October 2009	105,000	$6.03
April 2009 – October 2009	150,000	$6.15
November 2009 – December 2010	269,548	$3.79 (average	)

Natural Gas – Fixed Forward Swap priced at Henry Hub

Date	Volume - MMbtu	Price per MMbtu – USD
April 2009 – December 2009	52,399	$4.06
Jan 2010 – December 2010	59,396	$5.62

Loan Facility

The loan facility that is in place with Macquarie Bank Ltd and as previously reported went into default as at December 31, 2008 because of low commodity prices. This default was waived by Macquarie.

The Company was in breach of the reserve to debt ratio covenant as at March 31, 2009.  Negotiations are ongoing with Macquarie with a view to restructuring the facility –with an asset sale or possibly through an equity raising.

There is no assurance that waivers will be granted by Macquarie or, if they are, what terms and conditions may be imposed on the Company.  If Samson fails to meet the requirements of the loan in the future, the Company may be required to seek additional waivers from Macquarie, which may not be granted at all or on acceptable terms.

The facility is denominated in USD and the current amount outstanding is USD17.06 million. The AUD equivalent is calculated with reference to the spot AUD: USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the AUD equivalent as reported in the current and previous quarterly. Given that Samson conducts all of its energy business in the Unites States and hence its revenues and expenditures are substantially all in US dollars the variation in the amount outstanding in Australian dollars due to exchange rate fluctuation is immaterial.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
31 March 2009	17,060,000	0.6835	24,959,765
30 June 2009	17,060,000	0.8048	21,197,813

Cash and Current Investments
The Company’s cash and current investments at 30 JUNE 2009 were as follows:

		AUD (‘000’s)
Cash at bank and on deposit	:	1,891
Current investments - Shares in listed companies valued at market	:	71
Total		1,962

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

TERRY BARR
Managing Director

31 July 2009

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited

ABN	Quarter ended (“current quarter”)
25 009 069 005	30 June 2009

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter AUD $’000	Year to date (twelve months) AUD $’000
1.1	Receipts from product sales and related debtors	930	6,920

1.2	Payments for (a) exploration and evaluation	(66)	(226)
	(b) development	(186)	(1,813)
	(c) production	(331)	(1,834)
	(d) administration	(885)	(4,144)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	11
1.5	Interest and other costs of finance paid	(505)	(2,220)
1.6	Income taxes paid	-	(182)
1.7	Other (provide details if material)	-	(7)
	Cash received from fixed forward gas swap	605	1,736
	Re-imbursement of certain costs and incentive fee payment from Bank Of New York Mellon in regard to ADR program	-	168

	Net Operating Cash Flows	(438)	(1,591)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	(1)	(63)
	(c) other fixed assets	-	(72)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-

	Net investing cash flows	(1)	(135)
1.13	Total operating and investing cash flows (carried forward)	(439)	(1,726)
1.13	Total operating and investing cash flows (brought forward)	(439)	(1,726)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (costs associated with issue of shares)	-	-
	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(439)	(1,726)

1.20	Cash at beginning of quarter/year to date	2,733	2,788
1.21	Exchange rate adjustments to item 1.20	(402)	830
1.22	Cash at end of quarter	1,892	1,892

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter AUD $'000

1.23	Aggregate amount of payments to the parties included in item 1.2	90

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available AUD $’000	Amount used AUD $’000
3.1	Loan facilities	21,197	21,197
3.2	Credit standby arrangements	-	-

	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		AUD $’000
4.1	Exploration and evaluation	45
4.2	Development	-
	Total	-

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.
		Current quarter AUD $’000	Previous quarter AUD $’000
5.1	Cash on hand and at bank	1,892	2,668
5.2	Deposits at call	-	65
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,892	2,733

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed
6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)		Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	238,394,216	238,394,216
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)			Exercise price		Expiry date

		10,216,688	-	25	c	31.12.2009
		8,500,000	-	45	c	31.05.2011
		3,000,000	-	45	c	31.10.2009
		7,379,077	-	30	c	10.10.2012
		1,200,000	-	25	c	11.05.2013
			-
			-
			-
7.8	Issued/vested during quarter	600,000	-	25	c	11.05.2013
7.9	Exercised during quarter	-	-	-		-
7.10	Expired during quarter	3,121,650	-	42	c	31.05.2009
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

SAMSON OIL & GAS LIMITED
June 2009 Quarterly Report

 Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 31 July 2009
Company Secretary

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.